March 8, 2022



Douglas P. Dick, Esq.
Dechert LLP
1900 K Street, N.W.
Washington, D.C. 20006

               Re:    PIMCO Flexible Real Estate Income Fund
                      File Nos. 333-262575 and 811-23779

Dear Mr. Dick:

        On February 8, 2022, you filed a registration statement on Form N-2 for PIMCO Flexible
Real Estate Income Fund (the    Fund   ). Our comments are set forth below. For
convenience, we
generally organized our comments using the headings, defined terms and page numbers from the registration statement. Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

PROSPECTUS
Cover Page
1. The first and second sentences under    Investment Strategies    describes
what the Fund   s
   investment strategy and portfolio    is expected to    be. Please replace
is expected    with    will
   be    in both sentences.
2. Please disclose a policy to invest at least 80% of the Fund   s net assets
(plus borrowings for
   investment purposes) in real estate investments. See Rule 35d-1(a)(2)(i) under the
   Investment Company Act of 1940 (   1940 Act   ). Please also define what
real estate
   investments are for purposes of this policy. In addition, please disclose in an appropriate location that the Fund will consider holdings of underlying funds in which it invests for purposes of determining compliance with the 80% investment policy.
3. The second sentence under    Investment Strategies    states that the Fund
s portfolio is
   expected to be principally comprised of properties and debt secured by properties, primarily located in the United States but may be diversified on a global basis. Please disclose any targeted allocation for, or maximum or minimum limit on, investments in properties and debt
 Douglas P. Dick, Esq.
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March 8, 2022

    secured by properties located in the United States and properties located outside of the
    United States.
4. The last sentence under    Investment Strategies    states that the Fund
also may invest in real
   estate-related securities. Please specifically identify all real estate-related securities that are
   part of the Fund   s principal investment strategies and disclose the
corresponding risks of
   such securities in the Summary of Risks section.
5. In the pricing table, please identify where in the previous disclosure footnote 2 relates.
6. The legend required by Rule 481(b)(1) under the Securities Act of 1933 (
Securities Act   )
   appears twice on the cover page. Please disclose this legend only once.
7. Under    Leverage    (and throughout the registration statement), please
clarify the term
      operating entities    (e.g.,    entities that engage in investment
activities in securities or other
   assets   ), or explain to us why the current term is appropriate.
8. Please set forth the bulleted risk disclosure under    Risks    in bolded
font to make it more
   prominent.
9. The fourth bullet under    Risks    states that the Fund may pay
distributions from, among other
   things, return of capital. If the Fund expects to make significant return of capital distributions during its first year of operations, please disclose the risks of return of capital distributions, including that they do not represent income, in the Summary of Risks section in the Prospectus Summary.
10. In the    Risks    section, the bolded paragraph under the bulleted risks
is also set forth above
    the pricing table. Please consider whether one of these paragraphs can be deleted.
Prospectus Summary     Who May Want to Invest (page 1)
11. Disclosure in the second paragraph states that the Fund may be an appropriate investment for long-term investors who are seeking a portfolio of high quality commercial real estate and
    real estate debt. Please disclose with greater specificity what    high
quality    means and how
    it is consistent with the disclosure on page 3 that states that the Fund may invest in below investment grade securities.
Prospectus Summary     Investment Strategies (pages 2     3)
12. Please revise the heading of this section to    Principal Investment
Strategies   . Also, please
    move disclosure of any non-principal investment strategies to another location outside of the
    Prospectus Summary. See Instruction to Item 3.2. of Form N-2. See also Instruction 1 to
    Item 8.4. of Form N-2.
13. The second sentence of this section states that the Fund   s portfolio is
expected to be
    principally comprised of properties, and debt secured by properties, primarily located in the
    United States. The first sentence in the    Location    bullet point on
page 2 states that the Fund
 Douglas P. Dick, Esq.
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March 8, 2022

   intends to invest principally in major markets in North America. Please clearly disclose whether the Fund will invest in properties primarily located in the United States or principally in major markets in North America. If the latter, please disclose the expected investment allocation in the United States.
14. The second sentence of the    Private CRE Equity Investments    bullet
point on page 3 states
    that stabilized income-oriented real estate generally means that a property is well leased to tenants and does not require material capital improvements. Please clarify
what    well leased
    to tenants    means.
15. The first sentence of the    Private CRE Debt Investments    bullet point
on page 3 refers to    b-
    notes   . Please disclose what b-notes are.
16. The second sentence of the    Private CRE Debt Investments    bullet point
states that these
    investments may be of any credit quality. Please add a reference to    junk
bonds    here.
17. The second sentence of the    Private CRE Debt Investments    bullet point
states that these
    investments may be    specifically designed for the Fund   . Please
disclose in an appropriate
    location a detailed description of how, and by whom, these investments may be specifically designed for the Fund. We may have more comments after reviewing your response.
18. The last sentence of the    Private CRE Debt Investments    bullet point
states that the Fund
    may provide warehouse financing in respect of real estate or real estate-related assets or interests in each case directly or through companies acquired or created and owned by or otherwise affiliated with the Fund or PIMCO. Please disclose in detail what warehouse
    financing    is and how it will occur, including the parties involved. We may have more
    comments after reviewing your response.
19. The third sentence of the    Publicly Traded CRE Securities    bullet point
describes real estate-
    related investment companies. Please tell us whether real estate-related investment companies are those that may rely on Sections 3(c)(1) and/or 3(c)(7) of the 1940 Act. We may have more comments after reviewing your response.
Prospectus Summary     The Offering (page 4)
20. The second sentence of the third paragraph of this section states that the Fund reserves the right to reject a purchase order for any reason. This same statement is made on page 87.
    Disclosure on page 13 of the Prospectus Summary and on page 82 of the prospectus, however, each states that the Fund reserves the right to reject any purchase order when, in the judgment of management, such rejection is in the best interest of the Fund. Please revise the disclosure here and on page 87 to be consistent with the disclosure on pages 13 and 82.
Prospectus Summary     Competitive Advantages (pages 7     8)
21. The first sentence of the    Robust investment opportunity set and sourcing
   bullet point on
    page 7 refers to    secular growth trends   . Please clarify what secular
growth trends are.
 Douglas P. Dick, Esq.
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March 8, 2022

22. The last sentence of the    Robust investment opportunity set and sourcing
  bullet point on
    page 7 states that PIMCO may    engage with a partner    to help source
potential Fund
    investments. Please disclose in detail how PIMCO will    engage with a
partner    to help
    source potential Fund investments and please specifically identify who may
be a    partner   .
    We may have more comments after reviewing your response.
23. The first sentence of the    Global market presence and scale    bullet
point on page 7 states that
    PIMCO assumed leadership and oversight of Allianz Real Estate. The second sentence of
    this bullet point states that references to PIMCO, who is the Fund   s
investment adviser,
    throughout the prospectus refer to the combined business of PIMCO and Allianz Real Estate.
    Please identify Allianz Real Estate as an investment adviser to the Fund (and revise all disclosure as necessary to reflect that Allianz Real Estate is an investment adviser to the
    Fund) or explain to us why doing so is not appropriate. See Section 2(a)(20) of the 1940 Act.
    Please also disclose in greater detail how PIMCO exercises its
leadership and oversight    of
    Allianz Real Estate.
24. Please tell us the percentage of Fund assets expected to be invested, and any upper limit on
    such investments, in investments listed on Allianz Real Estate   s CRE
platform. We may
    have more comments after reviewing your response.
Prospectus Summary     Leverage (page 10)
25. The last sentence of the first paragraph of this section states that the Fund issued $[ ] total liquidation preference of Preferred Shares. Please confirm to us that expenses associated with issuing and maintaining the Preferred Shares are reflected in the fee table. In addition to the risks of the issuance of preferred shares already disclosed in the Leverage Risk factor on page 25, please also disclose risks related to these Preferred Shares in the Summary of Risks section.
Prospectus Summary     Expenses (page 11)
26. The last sentence of this section states that PIMCO may hire affiliated property managers who could also be joint venture partners for investment to perform certain functions. Please tell us whether the Fund intends to apply for exemptive relief to enter into joint ventures with affiliates. Please also confirm to us that the expenses of property managers hired to perform
    management and specialized services for the Fund   s commercial real estate
investments will
    be reflected in the fee table. We may have more comments after reviewing your response.
Prospectus Summary     Summary of Risks (pages 14     28)
27. The first sentence of    Joint Venture Risk    states that the Fund expects
to enter into joint
    ventures with third parties to make investments. Please disclose that joint ventures entered into by the Fund only include arrangements in which the Fund and other party share equal control over the joint venture.
 Douglas P. Dick, Esq.
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March 8, 2022

28. The Summary of Risks section of the Prospectus Summary identifies the following types of investments and strategies that are not identified in the Investment Strategies section of the
    Prospectus Summary: CDOs, CBOs and CLOs (page 23); derivative instruments (page 25);
    securitization (page 26). Please identify these investments and strategies in the Investment
    Strategies section or explain to us why doing so is not appropriate.
29. The second to last sentence of the Property Manager Risk factor states that, to the extent permitted by the 1940 Act, such property managers may also be affiliated with PIMCO.
    Please disclose how the 1940 Act permits the activities of such affiliated property managers.
    We may have more comments after reviewing your response.
30. The Securitization Risk factor on page 26 states that the Fund or a subsidiary transfers assets to a single purpose, bankruptcy-remote subsidiary, which then issues notes secured by such assets. In the Investment Strategies section, please disclose in greater detail how the Fund may securitize assets, including the types of assets it may securitize, the types of vehicles the
    Fund will use to do so (including whether or not all such vehicles will be wholly-owned subsidiaries of the Fund), the types of securities the vehicles will issue (e.g., debt), how the vehicles will issue securities (e.g., in private placements), and what recourse debt holders
    will have against the Fund   s assets. Also, please explain to us whether
the issuance of notes
    by an SPE involves the issuance of a senior security by the Fund. If so, please explain to us how the issuance of such notes would comply with sections 18(a)(1) and 18(c) of the 1940
    Act. We may have more comments after reviewing your response.
31. Please enhance disclosure of the    Tax Risks of Investing in the Fund
risk factor on page 28
    to also disclose the risks resulting from the Fund not maintaining its status as a REIT, or explain to us why such disclosure is not appropriate. See, e.g., risk disclosure on page 66.
Prospectus Summary     Limitation on Ownership Level (page 29)
32. The third sentence of this section states that the ownership limits may be further reduced if the Board waives these limits for certain holders. Please specify the circumstances under which the Board would waive these limits. We may have more comments after reviewing your response.
33. The last sentence of this section states that the ownership restrictions described are designed, among other purposes, to enable the Fund to comply with the ownership restrictions imposed
    on REITs by the Code. Please identify the    other purposes    for which
the restrictions are
    designed.
Summary of Fund Expenses (pages 30     31)
34. Please add footnote number references in the fee table.
 Douglas P. Dick, Esq.
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March 8, 2022

35. Footnote 1 to the fee table states that the Selling Agents may, in their sole discretion and subject to applicable law, reduce or waive the sales load on a non-scheduled basis in individual cases. Please delete this sentence. See Rule 22d-1(a) under the 1940 Act.
36. Please confirm to us that the financial statements of any wholly-owned or substantially-
    owned subsidiaries will be consolidated with those of the Fund.
37. Please explain the accounting basis of the investments held in the operating subsidiaries.
38. The second sentence of the second paragraph of footnote 3 states that the Fund expects that its unconsolidated operating entities will incur certain expenses. Please consider including an estimate of the dollar amount and basis point impact of the expenses related to unconsolidated operating entities.
39. Please confirm to us that there are no Acquired Fund Fees and Expenses (i.e., the indirect costs of investing in other investment companies and other pooled investment vehicles, including private real estate funds, that would be investment companies but for Sections
    3(c)(1) or 3(c)(7) of the 1940 Act.)
Investment Objectives and Strategies     Portfolio Composition     Investments
in
Thematically-Driven Stabilized Real Estate and Single Tenant Properties (page
37)
40. Under    Property Characteristics   , please clarify what    defensive, in
place cash flows    are.
41. The first sentence of the last paragraph states that PIMCO plans to own all or substantially all
    of the Fund   s property investments through an operating entity of the
Fund. The second
    sentence of the last paragraph states that the Fund   s property
investments in each primary
    strategy are expected to be structured through privately-owned operating entities or private real estate operating entities which hold whole or partial interests in real properties. Please respond to the following comments regarding any entity that engages in investment activities in securities or other assets that is primarily controlled by the Fund (including privately-
    owned operating entities and private real estate operating entities referenced here, subsidiaries and SPEs referenced on page 26 in the Securitization Risk factor, and companies acquired (or created) and owned by the Fund referenced on page 3 under Private CRE Debt
    Investments   ). A primarily controlled entity is an entity that the Fund controls as defined in
    Section 2(a)(9) of the 1940 Act and for which the Fund   s control of the
entity is greater than
    that of any other person.
   a. Disclose any of the entity   s principal investment strategies or
principal risks that
      constitute principal investment strategies or principal risks of the Fund.
   b. Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the entity. Douglas P. Dick, Esq.
Page 7
March 8, 2022

   c. Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the entity so that the Fund
      treats the entity   s debt as its own for purposes of Section 18.
   d. Disclose that each investment adviser to the entity complies with the provisions of the
      1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Also file the investment advisory agreement between the entity and its investment adviser as an exhibit to the registration statement. See Item 25.2.k. of Form N-2.
   e. Disclose that each entity complies with the provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the entity.
   f. Confirm to us that (a) if an entity is not organized in the U.S., the entity and its board of directors will agree to designate an agent for service of process in the U.S.; and (b) an entity and its board of directors will agree to inspection by the staff
of the subsidiary   s
      books and records, which will be maintained in accordance with Section 31 of the 1940
      Act.
42. For any entity that engages in investment activities in securities or other assets that is wholly-
    owned or substantially owned by the Fund, please confirm to us that the
entity   s management
    fee (including any performance fee) will be included in the    Management
Fee    line item of
    the fee table and an entity   s other expenses will be included in the
Other Expenses    line
    item of the fee table.
Investment Objectives and Strategies     Portfolio Composition     Temporary
Strategies
(page 41)
43. Please insert    Defensive    after    Temporary    in the section heading.
44. Please revise the first sentence to reflect the circumstances in which the Fund is permitted to take temporary defensive positions (e.g., to respond to adverse market, economic, political or other conditions).
45. In the second sentence of this section, please replace    use alternative
strategies    with    take
    temporary defensive positions   . Also, in the second to last section of
this section, please
    replace    use these alternative strategies    with    take temporary
defensive positions.
Leverage (pages 43     45)
46. Please revise the fourth sentence of the second paragraph to read as
follows:    When such
    property level debt is not recourse to the Fund and the entity holding such debt was not
    formed for the purpose of avoiding the 1940 Act   s limitations on
leverage, the Fund will not
    treat such borrowings as senior securities (as defined in the 1940 Act) for purposes of
    complying with the 1940 Act   s limitations on leverage unless (i) the
entity holding such debt
    is an entity that engages in investment activities in securities or other assets and is primarily
 Douglas P. Dick, Esq.
Page 8
March 8, 2022

   controlled by the Fund, including a wholly-owned or majority-owned subsidiary or (ii) the financial statements of the entity or joint venture holding such debt will be consolidated in
   the Fund   s financial statements.
Management of the Fund     Administration Agreement     Services Company (pages
74
75)
47. The first sentence of this section states that PIMCO Services LLC will serve as Service
    Provider. Please disclose the specific services to be provided by the Service Provider.
48. The last sentence of the first paragraph of this section states that the Fund expects that it will retain one or more Allianz Real Estate entities to provide asset-management related services.
    As discussed in comment 23, inasmuch as    Allianz Real Estate entities
will provide asset-
    management related services to the Fund, please explain to us why such entities are not identified as investment advisers to the Fund. We may have more comments after reviewing your response.
Plan of Distribution     How EWCs will be Calculated (pages 84     85)
49. This first sentence of this section states that an EWC is imposed on repurchases of Class A-2
    and Class A-4 Common Shares    on the amount of the repurchase which causes
the current
    value of your account for the particular class of Common Shares of the Fund to fall below the
    total dollar amount of your purchase payments subject to the EWC.    Please
clarify the
    quoted disclosure in this sentence.
Plan of Distribution     Reductions and Waivers of Initial Sales Charges and
EWCs (page
85)
50. Please revise the first sentence of the second paragraph to delete references to reductions or waivers of the EWC at the sole discretion of the Distributor. Please disclose that reductions or waivers of EWCs due to hardship or minimal cost to the Distributor will be applied uniformly. See Rule 6c-10(a)(3) under the 1940 Act.
51. The second sentence of the second paragraph states that investors will not be subject to an
    EWC for    certain transactions    where the Distributor did not pay at the
time of purchase the
    amount it normally would have to the broker-dealer. Please identify the certain
    transactions    that qualify for this waiver of the EWC. See Item 12(a)(2)
of Form N-1A.
Plan of Distribution     Shares Purchased or Held Through Financial
Intermediaries (page
86)
52. Please replace the second sentence of this section with a description of sales charge waivers and discounts offered by particular financial intermediaries. See Item 12(a)(2) of Form N-1A and Instruction 1 thereto; IM Guidance Update 2016-06, at text preceding and following footnote 5.
 Douglas P. Dick, Esq.
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March 8, 2022

Periodic Repurchase Offers (page 88)
53. Please provide more detailed disclosure regarding periodic repurchase offers including (1)
    disclosure to be provided in Repurchase Office Notices; (2) determination of repurchase pricing date and payment date for shares; and (3) description of any ability of the Fund to suspend or postpone repurchase offers.
Dividend Reinvestment Plan (page 94)
54. The last sentence of this section states that additional information about the Plan may be obtained from the Plan Agent. Please disclose the telephone number or address of the Plan
    Agent. See Item 10.1.e.(3) of Form N-2.
STATEMENT OF ADDITIONAL INFORMATION
Investment Restrictions     Fundamental Investment Restrictions (pages 3     4)
55. Please disclose a fundamental investment restriction regarding the Fund   s
investment in real
    estate. See Item 17.2.f. of Form N-2.
56. Please add    or group of industries    after    single industry    in the
first sentence of (1). See
    Item 17.2.e. of Form N-2.
57. Please delete the last paragraph of this section as the Fund is non-diversified.
Investment Restrictions     Other Information Regarding Investment Restrictions
(pages 4
    6)
58. Please disclose that the Fund considers the holdings of other funds in which it invests for purposes of determining compliance with its concentration policy.
59. Please revise the first sentence of the second paragraph on page 5 to state that, for purposes
    of the Fund   s 80% investment policy, derivatives are valued based on
market value. See
    Rule 35d-1 (d)(2).
Management of the Fund     Code of Ethics (page 47)
60. This paragraph is already disclosed on page 37. Please delete one of the paragraphs.
PART C     OTHER INFORMATION
Item 34. Undertakings
61. Please insert the undertaking set forth in Item 34.4 of Form N-2 or explain to us why it is not applicable.
Signature Page
62. We note that no officers and no trustees (other than the sole initial trustee on behalf of the registrant) have signed the registration statement. Please ensure that once the Board of
    Trustees has been properly constituted and officers appointed, a pre-effective amendment to
 Douglas P. Dick, Esq.
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March 8, 2022

      the registration statement will be signed by a majority of Trustees as well as the required officers of the Fund. See Section 6(a) of the Securities Act.
GENERAL COMMENTS
63. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.
64. We note that many portions of your filing are incomplete or to be updated by amendment
    (e.g., fee table, information regarding Trustees). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.
65. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities
    Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.
66. Please advise us if you have submitted or expect to submit any exemptive applications or no-
    action requests in connection with your registration statement, other than the exemptive application to co-invest with affiliates that is referenced on the bottom of page 36.
67. Response to this letter should be in the form of a pre-effective amendment filed pursuant to
    Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
                                         * * * * *
       If you have any questions prior to filing a pre-effective amendment, please call me at
(202) 551-6782.

                                                               Sincerely,

                                                               /s/ Anu Dubey

                                                               Anu Dubey
                                                               Senior Counsel
cc:      Michael Spratt
         Michael Shaffer
         Megan Miller